SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 991, 09.25.2023

CERTIFICATE

MINUTES OF THE NINETY-NINE-ONE MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

This is to certify, for all due purposes, that the 991st meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 7:00 pm of the twenty-fifth day of september of two thousand and twenty-three. The meeting was held at Eletrobras central office, located at Rua da Quitanda, 196, 25th floor, Centro, Rio de Janeiro - RJ. Mr VICENTE FALCONI CAMPOS (VFC) took over the presidency of the proceedings by videoconference. The Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), DANIEL ALVES FERREIRA (DAF) and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting in person. The The Board Member MARISETE FÁTIMA DADALD PEREIRA (MFP) attended the meeting by videoconference. Board Member Marcelo GASPARINO DA SILVA (MGS) was rightly absent. INSTRUCTION: the supporting material was made available to the Board Memberd through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As stipulated in Article 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave should occur in the presence of a majority of its members, and its deliberations should be taken, as a general rule, by a majority of those present, except for the cases of qualified quorum retreated in Article 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum five-member installation quorum, and with a minimum quorum for five-member decision-making, except in cases where there is an explicit record of the quorum change present at the time of the determination. The prior declaration of conflict of interest by the Board Member and/or his momentary absence of the conclave imply its subtraction for the purposes of the calculation of the respective minimum quorum.

DEL 146, dated 09.25.2023. Election of Executive Vice-President of Finance and Investor Relations of Eletrobras to complete the unified management deadline by May 1, 2025.

The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, and embodied in the rapporteur's exhibition, DECIDED to: 1. To approve the election of EDUARDO HAIAMA, brazilian, in stable union, entrepreneur, bearer of RG No. 10011509-6–IFP-RJ, enrolled in the CPF/me under no. 257.355.548-83, resident and domiciled in Rio de Janeiro, state of Rio de Janeiro, with a commercial address in Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro (RJ), 20091-005, for the position of EXECUTIVE VICE PRESIDENT OF FINANCE AND INVESTOR RELATIONS of Eletrobras, in conclusion to the unified management term of the Executive Board (05.01.2023 to 05.01.2025), pursuant to Article 21, Article 31, item XV, and Article 36, both of the Bylaws, without prejudice to the automatic extension referred to in Article 24 of the Bylaws, the effectiveness of the election and the investiture in office should be conditional on the signature of the term of office within 30 (thirty) days following the election, as provided for in Article 149, § 1, of Law No. 6.404/76. 2. To amend the designation of Executive Vice President of Business Strategy and Development of Eletrobras ELIO GIL DE MEIRELLES WOLFF, Brazilian married, Electrical Engineer, holder of identity card no. 052872-7 dispatched by CREA/SC, registered with the CPF under No. 018.861.159-23, residing and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with a commercial address in Rua da Quitanda, 196, 24th floor, Centro, Rio de Janeiro, Brazil RJ, 20091-005, to exercise the function of temporary substitute of THE EXECUTIVE VICE PRESIDENT OF FINANCE AND INVESTOR RELATIONS of Eletrobras, until the effective possession of the elected administrator mentioned in item 1 above, pursuant to Article 37, §3 of the Bylaws. 3. To determine that this Decision shall have immediate effect. 4. To determine that the Vice-Presidency of Finance and Investor Relations – VFR, Vice-Presidency of People, Management and Culture – VGC, Vice-Presidency of Innovation, R&D, Digital and IT – VID, Vice-Presidency of Supplies and Services – VSS and Vice-Presidency of Governance Risks and Compliance – VGR, each in its respective scope of action, shall adopt the necessary measures to comply with this Decision.

DEL-146/2023. Classification of Information: Confidential. The classification of the information, and the revision of its classification, including after deliberation, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of the EMO-03/2017, approved by RES-453/2017.

2 CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 991, 09.25.2023

Deliberative quorum: Unanimity.

It is recorded that the material pertinent to the items discussed at the present meeting of the Board of Directors is filed with the Company’s headquarters. As there is nothing more to be done about the issues, President VICENTE FALCONI CAMPOS closed the related work and determined that the Governance Secretary of the Council will be able to draw up this certificate which, after being read and approved, will be signed by the Governance Secretary. The other matters dealt with at this meeting were omitted from this certificate, due to legitimate caution, based on the duty of secrecy of the Administration, according to the “caput” of Article 155 of Law 6.404/76, in order to relate to purely internal interests to the Company, and thus to outside the scope of the rule contained in § 1 of Article 142 of the said Law. Present: Chairman VICENTE FALCONI CAMPOS; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARISETE FÁTIMA DADADADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KOURY FRANCISCO JUNIOR.

Rio de Janeiro, October 03, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

DEL-146/2023. Classification of Information: Confidential. The classification of the information, and the revision of its classification, including after deliberation, are the duties of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of the EMO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Élio Wolff
Élio Wolff Interim Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.